Exhibit 4.3

FIFTH AMENDMENT TO
CREDIT AGREEMENT

THIS FIFTH AMENDMENT (“Amendment”) dated as of August 6, 2008, by and between Superior Materials, LLC and BWB, LLC, each a Michigan limited liability company (“Companies”) and Comerica Bank (“Bank”).

RECITALS:

A.    Companies and Bank entered into a Credit Agreement dated as of April 6, 2007, as amended by four amendments (“Agreement”).

B.    Companies and Bank desire to amend the Agreement as hereinafter set forth.

NOW, THEREFORE, the parties agree as follows:

1. The following definitions in Section 1 of the Agreement are amended to read as follows:

“‘Applicable Fee Percentage’ shall mean, as of any date of determination thereof, one quarter of one percent (1/4%) per annum.

‘Applicable L/C Commission Rate’ shall mean as of any date of determination thereof, two and one quarter percent (2 ¼%) per annum.

‘Applicable Margin’ shall mean, as of any date of determination thereof, (a) for Prime-based Advances, two percent (2%) per annum and (b) for Eurodollar-based Advances, four and one quarter percent (4 ¼%) per annum.

‘Borrowing Base’ shall mean as of any date of determination, the sum of (a) eighty five percent (85%) of Eligible Accounts, plus (b) the lesser of (i) fifty percent (50%) (subject to Bank approval in its sole and absolute discretion, but in no case less than forty percent (40%)) of Eligible Inventory and (ii) $5,000,000, plus (c) the lesser of (i) fifty five percent (55%) of the orderly liquidation value of Company’s eligible machinery and equipment (as determined from time to time based on appraisals of such machinery and equipment from an appraiser acceptable to Bank) plus the Collateral L/C Amount and (ii) Six Million Dollars ($6,000,000); provided however, that the Borrowing Base shall be determined on the basis of the most current borrowing base certificate required to be submitted hereunder, provided, further, that the amount determined as the Borrowing Base shall be subject to any reserves for contras/offsets, potential offsets due to customer deposits, and such other reserves as reasonably established by Bank in the exercise of its reasonable credit judgment from time to time, including, without limitation any reserves or other adjustments established by Bank, in each case in the exercise of its reasonable credit judgment on the basis of any collateral audits conducted hereunder. In the event that Bank, at any time in the exercise of its reasonable credit judgment, determines that the dollar amount of Eligible Accounts collectable by a Company is reduced or diluted as a result of discounts or rebates granted by the applicable Company to the respective Account Debtor(s), returned or rejected Inventory or services, or such other reasons or factors as Bank deems applicable in the exercise of its reasonable credit judgment, Bank may, in the exercise of its reasonable credit judgment, upon five (5) business days’ prior written notice to Companies, reduce or otherwise modify the percentage of Eligible Accounts included within the Borrowing Base and/or reduce the dollar amount of Eligible Accounts by an amount determined by Bank in its reasonable credit judgment.”

2.    The following definitions are added to Section 1 of the Agreement in alphabetical order to read as follows:

“’Levy Credit Agreement’ shall mean the Credit Agreement dated as of September 29, 2006 by and among Edw. C. Levy Co., as borrower, the lenders party thereto and Comerica Bank, as agent, as the same may be amended, modified or amended and restated from time to time or any Credit Agreement which replaces such Credit Agreement.

’Support Letters’ shall mean the support letters dated as of August __, 2008 by the Support Parties in favor of Bank, as the same may be amended or modified from time to time.

‘Support Parties’ shall mean Edw. C. Levy Co. and U.S. Concrete, Inc. and ‘Support Party’ shall mean each of them.”

‘U.S. Concrete Credit Agreement’ shall mean the Credit Agreement dated as of June 30, 2006 by and among U.S. Concrete, Inc., as borrower, the lenders party thereto and Citicorp North America, Inc., as administrative agent, as the same may be amended, modified or amended and restated from time to time or any Credit Agreement which replaces such Credit Agreement.”

3.    Sections 2.1 and 2.6 of the Agreement are amended to change each reference to “Twenty Million Dollars ($20,000,000)” to read “Seventeen Million Five Hundred Thousand Dollars ($17,500,000)”.

4.    Section 4.8 of the Agreement is amended to read as follows:

“[Reserved].”

5.    Sections 7.11, 7.12 and 7.13 of the Agreement are amended to read as follows:

“7.11 [Reserved].

7.12 [Reserved].

7.13 Maintain as of the end of each fiscal quarter specified below, EBITDA of not less than the amount specified below:

Fiscal Quarter Ending	Amount
September 30, 2008	($4,829,000)
December 31, 2008	($3,300,000)
March 31, 2009	($3,978,000)
June 30, 2009	($2,798,000)
September 30, 2009	($2,661,000)
December 31, 2009	($2,984,000)
March 31, 2010 and thereafter	($3,041,000)”

6.    Schedule 1.1 to the Agreement is deleted.

7.    Sections 10.2 (f) and (l) and Section 10.3 are amended to read as follows:

“(f)
default in the observance or performance of any of the conditions, covenants or agreements of Companies or any other Person set forth in any collateral document which may be given to secure or support the indebtedness hereunder or in any other collateral document related to or connected with this Agreement or the indebtedness hereunder and continuance for ten (10) days;

(l)	if any of the Guaranties is revoked or any Support Letter is revoked;

10.3 If a creditors’ committee shall have been appointed for the business of any Company, any Subsidiary or any Guarantor in connection with any bankruptcy or insolvency; or if any Company, any Subsidiary or any Guarantor shall have made a general assignment for the benefit of creditors or shall have been adjudicated bankrupt, or shall have filed a voluntary petition in bankruptcy or for reorganization or to effect a plan or arrangement with creditors; or shall file an answer to a creditor’s petition or other petition filed against it, admitting the material allegations thereof for an adjudication in bankruptcy or for reorganization; or shall have applied for or permitted the appointment of a receiver, or trustee or custodian for any of its property or assets; or such receiver, trustee or custodian shall have been appointed for any of its property or assets (otherwise than upon application or consent of the applicable Company, any Subsidiary or any Guarantor, as applicable), and such receiver, trustee or custodian so appointed shall not have been discharged within sixty (60) days after the date of his appointment or if an order shall be entered and shall not be dismissed or stayed within sixty (60) days from its entry, approving any petition for reorganization of any Company, any Subsidiary or any Guarantor, then the Note and all Indebtedness then outstanding hereunder and under any Letters of Credit shall automatically become immediately due and payable and Bank shall not be obligated to make further Advances or issue any Letters of Credit under this Agreement.”

8.    The following Section 10.2 (m) is added to the Agreement:

“(m) the occurrence of an Event of Default under and as defined in the U.S. Concrete Credit Agreement or the occurrence of an Event of Default under and as defined in the Levy Credit Agreement, and (in either case) continuance of any such Event of Default for a period of thirty (30) days;

9.    Each Company hereby represents and warrants that, after giving effect to the amendments contained herein, (a) execution, delivery and performance of this Amendment and any other documents and instruments required under this Amendment or the Agreement are within its corporate powers, have been duly authorized, are not in contravention of law or the terms of such Company’s Articles of Organization or Operating Agreement, and do not require the consent or approval of any governmental body, agency, or authority; and this Amendment and any other documents and instruments required under this Amendment or the Agreement, will be valid and binding in accordance with their terms; (b) the continuing representations and warranties of Companies set forth in Sections 6.1 through 6.5 and 6.7 through 6.14 of the Agreement are true and correct on and as of the date hereof with the same force and effect as made on and as of the date hereof; (c) the continuing representations and warranties of Companies set forth in Section 6.6 of the Agreement are true and correct as of the date hereof with respect to the most recent financial statements furnished to the Bank by Companies in accordance with Section 7.1 of the Agreement; and (d) no Event of Default (as defined in the Agreement) or condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default under the Agreement, as hereby amended, has occurred and is continuing as of the date hereof.

10.    Except as expressly provided herein, all of the terms and conditions of the Agreement remain unchanged and in full force and effect.

11.    Companies hereby waive, discharge, and forever release Bank, Bank’s employees, officers, directors, attorneys, stockholders and successors and assigns, from and of any and all claims, causes of action, allegations or assertions that Companies has or may have had at any time up through and including the date of this Amendment, against any or all of the foregoing, regardless of whether any such claims, causes of action, allegations or assertions arose as a result of Bank’s actions or omissions in connection with the Agreement, or any amendments, extensions or modifications thereto, or Bank’s administration of debt evidenced by the Agreement or otherwise.

12.    This Amendment shall be effective upon (a) execution of this Agreement by Companies and the Bank, (b) execution by the Guarantor of the attached Reaffirmation of Guaranty, (c) delivery by Companies to Bank of an executed Revolving Credit Note in form acceptable to Bank, and (d) delivery by U.S. Concrete, Inc. and Edw. C. Levy Co. of the Support Letters in form and substance satisfactory to Bank, together with authorizing resolutions as required by Bank.

IN WITNESS the due execution hereof as of the day and year first above written.

COMERICA BANK		SUPERIOR MATERIALS, LLC

By:	/s/ Rodney Clark	By:	/s/ Robert Hardy
	Rodney Clark		Robert Hardy
Its:	Vice President	Its:	Vice President

BWB, LLC

		By:	Curt Lindeman
Curt Lindeman
		Its:	Vice President

REAFFIRMATION OF GUARANTY

The undersigned acknowledges the foregoing Fifth Amendment and ratifies and confirms its obligations under its Guaranty of Companies’ obligations to the Bank and acknowledges that the Guaranty remains in full force and effect in accordance with its terms subject to no setoff, defense or counterclaim.

August 6, 2008

SUPERIOR MATERIALS HOLDINGS, LLC

Date:	By:	/s/ Robert Hardy
Robert Hardy
	Its:	Vice President

As of August 5, 2008

Mr. Rodney Clark
Comerica Bank
One Detroit Center
500 Woodward Avenue

Gentlemen:

Comfort Letter In Support of Superior Materials, LLC and BWB, LLC

To induce the Bank to continue to provide Superior Materials, LLC and BWB, LLC (the “Borrowers”) with a $17,500,000 line of credit, Comerica Bank (“Bank”) has requested that U.S. Concrete, Inc. (“USC”) document its support of the Borrowers and Borrowers’ relationship to the Bank under the line of credit.

USC agrees to provide, or obtain from a third party acceptable to the Bank in the exercise of its reasonable discretion subordinated capital (issued on terms and conditions acceptable to the Bank in the exercise of its reasonable credit judgement) to maintain the Borrowers’ operations on a cash flow neutral basis (cash flow neutral defined as net income plus, depreciation, amortization, non-cash charges related to asset impairment and other non-cash charges acceptable to the Bank minus, paid current maturities plus, equity/sub debt injections, plus at the Banks discretion and prior approval cash contributions from asset sales or other cash injections) measured on a quarterly cumulative basis beginning July 1, 2008 through March 31, 2009 and a rolling 4 quarter basis thereafter; provided that we shall not be obligated to inject more than $3,750,000 during any rolling 4 quarter period of the Borrowers, with a maximum amount of $6,750,000 for the term of the loan. Required capital injections are to be made no later than the required delivery of the Borrowers covenant compliance for the preceding quarter as defined in the Loan Agreement.

USC confirms and acknowledges that its performance of all of the terms herein contained is necessary, and substantial performance in good faith shall not be deemed sufficient performance. Further, USC acknowledges that its strict performance is deemed to be the essence of this Comfort Letter and a primary basis upon which you have agreed to continue to extend credit to Borrowers. Therefore, USC specifically waives any and all defenses, whether legal or equitable, which USC might raise against Bank and agree that USC shall have no defense to Bank’s enforcement of strict performance of all of the terms herein contained.

The construction, interpretation, invalidity and enforceability of this comfort letter shall be governed in all respects by the laws of the State of Michigan, without regard to its conflict of laws principles.

This is a continuing comfort letter and may not be released, altered, modified or amended except by agreement in writing executed by USC and the Bank.

USC AND BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVE ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS COMFORT LETTER.

USC confirms and agrees that the Bank shall be entitled to rely on this comfort letter in extending credit facilities to Borrowers.

Very Truly Yours, /s/ Robert Hardy Robert Hardy Executive Vice President and Chief Financial Office